UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-11397
VALEANT PHARMACEUTICALS INTERNATIONAL

(Exact name of registrant as specified in its charter)
One Enterprise
Aliso Viejo, California 92656
(949) 461-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
4.0% Convertible Subordinated Notes due 2013

(Title of each class of securities covered by this Form)
8.375% Senior Notes due 2016

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: common stock, 1; 4.0% Convertible Notes due 2013, 36
     Pursuant to the requirements of the Securities Exchange Act of 1934, Valeant Pharmaceuticals International has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

October 8, 2010	By:	/s/ Robert Chai-Onn
Robert Chai-Onn
Executive Vice President, General Counsel and Corporate Secretary